Exhibit 2.2

PURCHASE ORDER

HEAD LINK ONE CO., LIMITED	P.O. Number:
FLAT/RMC 23/F
Lucky Plaza	Page Number:
315-321 Lockhart Road
Win Chai	SUPPLIER
Hong Kong
FGX INTERNATIONAL INC.
500 George Washington Highway
Smithfield, RI 02197
U.S.A.

THIS PURCHASE ORDER is entered into pursuant to the terms and conditions attached hereto.  The effective date of this Purchaser Order will be the date of Supplier’s execution (“Effective Date”).

HEAD LINK ONE CO., LIMITED		ACCEPTED AND AGREED BY SUPPLIER:

Signature:	/s/ Luo Yihua	Signature:	/s/ Anthony Di Paola

Name (Type/print): Luo Yihua		Name (Type/print): Anthony Di Paola

Title: Director		Title: EVP & CFO

Date: July 23, 2009		Date: July 23, 2009

CONTACT	ORDER DATE

23rd of July, 2009

Product description, quantity and cost attached as Schedule 1.

BILLING ADDRESS:

HEAD LINK ONE CO., LIMITED
FLAT/RMC 23/F
Lucky Plaza
315-321 Lockhart Road
Win Chai
Hong Kong

GENERAL TERMS AND CONDITIONS

1.               DEFINITIONS.    As used in these General Terms and Conditions, the term “Purchase Order” shall mean and consist of the Purchase Order attached hereto, Schedule 1 and Schedule 2 attached hereto, and these General Terms and Conditions; the term “Supplier” shall mean the Supplier listed on the Purchase Order; and the term “Purchaser” shall mean HEAD LINK ONE CO., LIMITED.

2.               PURCHASE ORDER.    The Purchase Order contains Purchaser’s offer to Supplier to sell the goods upon the terms and conditions stated in the Purchase Order and shall become a binding contract when accepted and executed by Supplier.

3.               PRICE AND PAYMENT TERMS.    All fees set forth on Schedule 1 hereto are due and payable simultaneously with Supplier’s execution of the Purchase Order.   All payments shall be in United States Dollars.  The price in this Purchase Order excludes all taxes.

4.               SHIPMENT SERVICES.

a.               Subject to the terms and conditions of this Purchase Order, Supplier shall provide to Purchaser the services (collectively, the “Services”, each individually, a “Service”) relating to the products purchased by this Purchase Order (the “Products”) set forth on Schedule 2 attached hereto (as such schedule may be amended by mutual written consent of the parties from time to time, the “Services Schedule”).

b.              Supplier will perform the Services with substantially the same degree of skill and care that it exercised in shipping costume jewelry products prior to the date hereof.

c.               In consideration for the Services, Purchaser shall pay Supplier the applicable fee set forth on the Services Schedule (collectively, the “Fee”) for each Service.

d.              Purchaser shall (in addition to payment of the Fee) reimburse Supplier for out-of-pocket costs and expenses for third parties to perform and assist in performing the Services.

e.               Supplier shall invoice Purchaser for the Services performed under this Purchase Order.  Purchaser shall, by no later than 15 days after the date of each invoice, pay the invoice in full.

5.               SHIPPING AND SHIPPING FEES.

(a)          At any time Purchaser directs Supplier to ship any Product, Supplier may, at its discretion, ship such Products via any carrier used from time to time by Supplier in the event Supplier is unable to utilize the carrier instructed by Supplier.

(b)         Purchaser shall be solely responsible for all fees, expenses, taxes and any other charges incurred in its carrier shipping account, including fees, expenses, taxes and other charges relating to Supplier shipping Products pursuant to Section 5(a) above.  In addition to the Fee, Purchaser shall pay Supplier an amount equal to 110% of the freight cost to ship Products using carriers not designated by Purchaser.

6.               RELATIONSHIP OF THE PARTIES.  The relationship of the parties hereto shall be that of independent contractors.  Nothing herein shall be construed to create any partnership, joint venture, or similar relationship or to subject the parties to any implied duties or obligations respecting the conduct of their affairs, which are not expressly stated herein.  Neither party shall have any right or authority to assume or create any obligation or responsibility, either express or implied, on behalf of or in the name of the other party, or to bind the other party in any matter or thing whatsoever.

7.               TERM AND TERMINATION.

(a)          The term of this Purchase Order (the “Term”) shall commence on the date of acceptance by Supplier (the “Effective Date”) and, unless terminated earlier in accordance with this Section 7, expire on the earlier of (i) December 31, 2009 or (ii) the day no Product remains in any Supplier’s facility.

(b)         After payment in-full of all fees owed by Purchaser to Supplier, including without limitation payment-in-full for the Products, Purchaser may terminate this Purchase Order as to any particular Service at any time if dissatisfied with the Service.  Supplier may terminate this Purchase Order if Purchaser fails to make any payment when due.  Purchaser agrees to pay all costs of collection, including reasonable attorneys’ fees, incurred by Supplier in connection with collection of amounts due under this Purchase Order.

(c)          This Purchase Order may be terminated immediately by a party hereto in the event the other party is dissolved or liquidated, the other party consummates a sale of all or substantially all of its assets or discontinues its business, or the other party materially breaches this Purchase Order or the Purchase Order.

(d)         On or prior to the day this Purchase Order expires or is terminated pursuant to this Section 7, Purchaser shall, at its expense, take possession of all Products from Supplier’s facilities.  If any Product remains warehoused in Supplier’s facility after expiration or termination of this Purchase Order, Purchaser shall immediately pay Supplier a fee in the amount of US$10,000.  Any and all Products that are stored at any of Supplier’s facilities seven (7) days or more following expiration or termination of this Purchase Order shall be deemed abandoned by Purchaser, and Supplier may, at its discretion, remove, destroy or dispose of such Products at the cost of Purchaser or sell such Products and retain all proceeds therefrom.

8.               FORCE MAJEURE.  Neither party shall be deemed in breach or default of this Purchase Order to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by any cause beyond its reasonable control, including but not limited to, any act of God, fire, natural disaster, nuclear accidents, acts of civil or military authority, embargoes, epidemics, war, terrorist acts, riots, insurrection, explosions, strikes and power blackouts.  Upon the occurrence of a condition described in this Section 8, the party whose performance is prevented shall give written notice to the other party as soon as practicable but in any event within three (3) days, and the parties shall promptly confer, in good faith, to agree upon equitable, reasonable action to minimize the impact, on both parties, of such conditions.

9.               ASSIGNMENT.  Neither this Purchase Order nor any of the rights, interests or obligations hereunder shall be assigned (by merger or other operation of law or otherwise) by any of the parties hereto without the prior written consent of the other party, which consent will not be unreasonably withheld or delayed.

10.         ENTIRE PURCHASE ORDER.  The Purchase Order and the attached Schedules constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations and understandings, oral or written.  This Purchase Order may be modified only by an instrument in writing duly executed by both parties.

11.         INDEMNIFICATION AND LIMITATION OF LIABILITY.

a.               The Products sold hereunder to Purchaser comply in all material respects with the  federal laws of the United States of America and the applicable local laws of the state of Rhode Island, U.S.A., including without limitation the laws governing the lead content of the products.  SUPPLIER HEREBY DISCLAIMS ANY AND ALL OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, IN FACT OR IN LAW, WITH RESPECT TO THE PRODUCTS OR SERVICES AND THE PRODUCTS.

b.              The representation and warranty of Supplier set forth in Section 11(a) shall survive for a period ending ninety (90) days after the expiration of the applicable statue of limitations.

c.               Supplier agrees to indemnify, defend and hold harmless Purchaser from and against and in respect of, and to reimburse and pay Purchaser as incurred with respect to, any and all indebtedness, obligation or other liability (excluding consequential, incidental and punitive damages), costs and expenses (including reasonable attorneys’ fees and reasonable disbursements and costs of investigation in connection therewith) (collectively, “Losses”) resulting in an out-of-pocket payment to a third-party by Purchaser that is not covered by insurance arising out of or relating to any breach by Supplier of the representation and warranty set forth in Section 11(a), subject to each of the terms, conditions and limitations set forth in this Section 11.

d.              The Purchaser may not recover any Losses unless and until the total amount of Losses exceeds US$15,000 and the Purchaser shall not be entitled to indemnification for Losses to the extent that the aggregate amount of all such Losses incurred by Purchaser exceeds, on a cumulative basis,

US$125,000.  The limitations imposed by this Section 11(d) shall apply irrespective of the nature of the claim or action, whether contract, tort, fraud or otherwise.

e.               Subject to the terms of Section 11(a) — (d), it is agreed that neither Supplier nor its officers, directors, employees, agents or assignees shall be liable for any loss, injury, or damages of any kind unless caused by the Supplier’s gross negligence or willful misconduct.  Supplier’s liability for any such loss, injury or damages shall be limited to repeating the service or replacing the products giving rise to the liability hereunder, and the Supplier shall have no further liability for such loss, injury or damages.  If Supplier elects not to repeat the service or replace the product, Supplier will refund the applicable fees for the product or service giving rise to the liability hereunder, but in no event shall such fees exceed (together with all other losses hereunder) US$125,000. In no event shall Supplier be liable for special, incidental or consequential damages, whether or not foreseeable.

12.         PASSAGE OF TITLE AND RISK.    Title to and risk of loss on the goods shall pass from Supplier to Purchaser upon receipt of the fees set forth on Schedule 1 attached hereto by Supplier.

13.         DRAFTING.    The agreements contained in the Purchase Order shall not be construed in favor of or against either party but shall be construed as if all parties prepared the Purchase Order.

14.         SURVIVAL.  Sections 6, 9, 11, 13 and 15 shall survive any expiration or termination of this Purchase Order.

15.         GOVERNING LAW AND VENUE.  This Purchase Order shall be governed by and construed in accordance with the laws of the State of Rhode Island, U.S.A. except any such law that would render choice of law ineffective.  In connection with any controversy arising out of or related to this Purchase Order, Supplier and Purchaser hereby irrevocably consent to the exclusive jurisdiction of the state courts of the State of Rhode Island, U.S.A.  Supplier and Purchaser each irrevocably consent to service of process out of the aforementioned courts and waives any objection which it may now or hereafter have to the laying of venue of any action or proceeding arising out of or in connection with this Purchase Order brought in the aforementioned courts.

16.         LANGUAGE.   All communication and documents hereunder shall be in English.